EXHIBIT 99.1

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 www.avino.com

May 6, 2020

Avino Reports Q1 2020 Financial Results

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American; FSE: GV6, "Avino" or "the Company") released today its consolidated financial results for the Company’s first quarter ended March 31, 2020. The Financial Statements and Management Discussion and Analysis (MD&A) can be viewed on the Company’s web site at www.avino.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

David Wolfin, President and CEO commented, “Avino had a strong first quarter that included a 10% increase in silver equivalent payable ounces sold, a 6% increase in revenues and a significant increase in mine operating income compared to Q1 2019. We were also able to transition to full production from the Avino mine, in keeping with our scheduled mine plan. We have, as previously announced, placed the mine on care and maintenance, and are following the Mexican Government’s order to temporarily suspend operations. We look forward to bringing the Avino mine back into production when it is safe to do so. Above all, the health and wellness of our employees, stakeholders, and shareholders globally is our top priority, and we are working on back-to-work plans that we will be able to implement as soon as we are given the all-clear by both the Mexican and Canadian Governments.”

Financial Highlights and Overview

FIRST QUARTER 2020 FINANCIAL HIGHLIGHTS

•	Revenues from mining operations of $7.1 million, up 6% from Q1 2019
•	Mine operating income of $0.8 million, up significantly from $0.1 million for the same period in 2019
•	Net loss from continuing operations of $0.2 million, or $Nil per share
•	Earnings before interest, taxes, depreciation and amortization (“EBITDA”)[2] and Adjusted EBITDA[2] of $0.4 million
•	Consolidated cash costs[2] of $9.83 per silver equivalent payable ounce[1]
•	Consolidated all-in sustaining cash cost (“AISC”)[2] of $14.88 per silver payable equivalent ounce[1]
•	Working capital of $10.8 million, with $6.7 million consisting of cash, at the end of Q1 2020
•	Reduced term facility and equipment debt by $1.2 million during Q1 2020

1. In Q1, 2020, AgEq was calculated using metals prices of $16.94 oz Ag, $1,584 oz Au and $2.56 lb Cu. In Q1, 2019, AgEq was calculated using metals prices of $15.57 oz Ag, $1,304 oz Au and $2.82 lb Cu. Calculated figures may not add up due to rounding.

2. “Silver equivalent payable ounces sold” for the purposes of cash costs and all-in sustaining costs consists of the sum of payable silver ounces, gold ounces and copper tonnes sold, multiplied by the ratio of the average spot gold and copper prices to the average spot silver price for the corresponding period.

3. The Company reports non-IFRS measures which include cash cost per silver equivalent payable ounce, all-in sustaining cash cost per payable ounce, EBITDA, adjusted EBITDA, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Measures section for further information and detailed reconciliations.

Avino Silver & Gold Mines Ltd. – May 6, 2020

Avino Reports Q1 2020 Financial Results

HIGHLIGHTS (Expressed in 000’s of US$)	First Quarter 2020	First Quarter 2019	Change
Financial
Revenues	$7,116	$6,711	6%
Mine operating income	$843	$56	1405%
Net loss from continuing operations	$(232)	$(539)	57%
Cash	$6,698	$2,526	165%
Working capital	$10,751	$10,507	2%
Earnings before interest, taxes and amortization (“EBITDA”)[1]	$372	$63	490%
Adjusted EBITDA[1]	$391	$15	2507%
Per Share Amounts
Loss per share ("EPS") – basic	$(0.00)	$(0.01)	100%
Cash flow per share (YTD)[1] – basic	$0.00	$0.00	-%

1. The Company reports non-IFRS measures which include cash cost per silver equivalent payable ounce, all-in sustaining cash cost per payable ounce, EBITDA, adjusted EBITDA, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Measures section for further information and detailed reconciliations.

Costs and Capital Expenditures:

Capital expenditures for Q1 2020, were $0.5 million compared to $2.5 million for the corresponding period in 2019, with the decrease is due mostly to the timing of expenditures and a cautious approach regarding the current COVID-19 pandemic. We expect that this amount will increase later into 2020, as certain capital expenditures have been pushed into the latter half of the year.

Operational Highlights and Overview

HIGHLIGHTS (Expressed in US$)	First Quarter 2020	First Quarter 2019	Change
Operating
Tonnes Milled	164,096	197,687	-16%
Silver Ounces Produced	266,718	268,399	-1%
Gold Ounces Produced	1,531	1,813	-16%
Copper Pounds Produced	1,808,172	1,062,702	70%
Silver Equivalent Ounces[1] Produced	683,944	615,019	11%
Concentrate Sales and Cash Costs
Silver Equivalent Payable Ounces Sold[2]	575,067	522,626	10%
Cash Cost per Silver Equivalent Payable Ounce[1,2]	$9.83	$11.44	-14%
All-in Sustaining Cash Cost per Silver Equivalent Payable Ounce[1,2]	$14.88	$16.22	-8%

1. In Q1 2020, AgEq was calculated using metals prices of $16.94 oz Ag, $1,584 oz Au and $2.56 lb Cu. In Q1 2019, AgEq was calculated using metals prices of $15.57 oz Ag, $1,304 oz Au and $2.82 lb Cu.

2. “Silver equivalent payable ounces sold” for the purposes of cash costs and all-in sustaining costs consists of the sum of payable silver ounces, gold ounces and copper tonnes sold, before penalties, treatment charges, and refining charges, multiplied by the ratio of the average spot gold and copper prices to the average spot silver price for the corresponding period.

3. The Company reports non-IFRS measures which include cash cost per silver equivalent payable ounce, all-in sustaining cash cost per payable ounce, EBITDA, adjusted EBITDA, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Measures section for further information and detailed reconciliations.

Silver equivalent production in Q1 2020 increased by 11% compared to Q1 2019, with record copper quarterly production of over 1.8 million pounds.  The Avino Mine produced a record 262,238 silver ounces, the highest quarterly total achieved to date.

Avino Silver & Gold Mines Ltd. – May 6, 2020

Avino Reports Q1 2020 Financial Results

Operational Overview

Consolidated Production Tables

Q1 2020
Production by Mine	Tonnes Processed	Silver Oz	Gold Oz	Copper Lbs	AgEq
Avino	159,385	262,238	1,512	1,803,315	677,084
Historic Above Ground Stockpiles	4,711	4,481	19	4,857	6,860
Consolidated	164,096	266,719	1,531	1,808,172	683,944

Q1 2020
Grade & Recovery by Mine	Grade Ag g/t	Grade Au g/t	Grade Cu %	Recovery Ag %	Recovery Au %	Recovery Cu %
Avino	57	0.40	0.58	90%	74%	88%
Historic Above Ground Stockpiles	59	0.31	0.15	50%	41%	31%
Consolidated	57	0.40	0.57	89%	73%	86%

* In Q1, 2020, AgEq was calculated using metals prices of $16.94 oz Ag, $1,584 oz Au and $2.56 lb Cu. In Q1, 2019, AgEq was calculated using metals prices of $15.57 oz Ag, $1,304 oz Au and $2.82 lb Cu. Calculated figures may not add up due to rounding.

Increase in Talisker Resources Inc. (“Talisker”) Holdings

During the first quarter of 2020, the Company increased its position in Talisker by 3.29 million shares, up to 15.87 million common shares from 12.58 million at the end of 2019. The increase was made through the exercise of 6.29 million share purchase warrants at an exercise price of C$0.25 per share, and paid for using proceeds from the sale of 3 million Talisker common shares at an average price of $0.57 per share, thus the Company did not have to put up any cash to increase its position.

Non-IFRS Measures

The financial results in this news release include references to cash flow per share, cash cost per silver equivalent ounce, and all-in sustaining cash cost per silver equivalent ounce, EBITDA and adjusted EBITDA, all of which are non-IFRS measures. Cash flow per share, cash cost per ounce, and all-in sustaining cash cost per ounce are measures developed by mining companies in an effort to provide a comparable standard of performance. However, there can be no assurance that our reporting of these non-IFRS measures is similar to that reported by other mining companies. Cash flow per share, cash cost per silver equivalent ounce, and all-in sustaining cash cost per silver equivalent ounce are measures used by the Company to manage and evaluate operating performance of the Company’s mining operations, and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings prescribed by IFRS, and are disclosed in addition to the prescribed IFRS measures provided in the Company’s financial statements and MD&A.

Conference Call and Webcast

In addition, the Company will be holding a conference call and webcast on Thursday, May 7, 2020 at 9:00 am PST (12:00 am EST). Shareholders, analysts, investors and media are invited to join the webcast and conference call by logging in here Avino First Quarter 2020 Webcast and Conference Call or by dialing the following numbers five to ten minutes prior to the start time:

Toll Free Canada & USA: 1-800-319-4610

Outside of Canada & USA: 1-604-638-5340

No passcode is necessary to participate in the conference call or webcast; participants will have the opportunity to ask questions during the Q&A portion.

The conference call and webcast will be recorded, and the replay will be available on the Company’s web site later that day.

Qualified Person(s)

Peter Latta, P.Eng, MBA, Avino’s VP Technical Services, and Jasman Yee, P.Eng., Avino Director, both of whom are qualified persons within the context of National Instrument 43-101 have reviewed and approved the technical data in this document.

Avino Silver & Gold Mines Ltd. – May 6, 2020

Avino Reports Q1 2020 Financial Results

ON BEHALF OF THE BOARD

“David Wolfin”

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

Safe Harbor Statement - This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, including, but are not limited to, the Company’s ability to meet its production guidance, expectations of All-In Sustaining Cash Cost (“AISC”), information on the updated mineral resource estimate for the Company’s Avino Property located near Durango in west-central Mexico (the “Property”) with an effective date of February 21, 2018, and amended on December 19, 2018, prepared for the Company, and reference to Measured, Indicated, Inferred Resources referred to in this press release. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. No assurance can be given that the Company’s Property does not have the amount of the mineral resources indicated in the updated report or that such mineral resources may be economically extracted.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note Regarding Non-GAAP Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including silver equivalent ounces (AgEq oz) of production. Non-GAAP measures do not have any standardized meaning prescribed under IFRS and, therefore, they may not be comparable to similar measures reported by other companies. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Readers should also refer to our management’s discussion and analysis available under our corporate profile at www.sedar.com or on our website at www.avino.com.